Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Exhibit 10.11

Execution Version

AMENDMENT NO. 7 TO

DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

This Amendment No. 7 to Development and Commercialization Agreement (this “Amendment No. 7) is effective as of May 15, 2020 (the “Amendment Effective Date”) and is entered into by and between:

SAMSUNG BIOEPIS CO., LTD., a corporation organized and existing under the laws of the Republic of Korea with a place of business at Cheomdan-daero 107, Yeonsu-gu, Incheon, 21987, Republic of Korea (hereinafter referred to as “Samsung”); and

MERCK SHARP & DOHME CORP., a corporation organized and existing under the laws of the State of New Jersey, USA, with a place of business at One Merck Drive, Whitehouse Station, NJ 08889, USA (hereinafter referred to as “Merck”).

Samsung and Merck are hereinafter referred to jointly as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS

(i) On February 18, 2013, Samsung and Merck executed the Development and Commercialization Agreement, as amended on July 21, 2014, July 11, 2017, October 1, 2017, September 1, 2018, October 15, 2018, and December 19, 2018 (“DCA” or “Agreement”), for the purpose of, among other things, granting Merck an exclusive license (even as to Samsung) to Commercialize any and all Compounds and Products in the Territory.

(ii) [* * *].

(iii) The Parties have agreed to redefine the Territory for Bevacizumab/Avastin Biosimilar as of the Amendment Effective Date and, pursuant to the terms of that certain Transition Agreement for Bevacizumab/Avastin Biosimilar and that certain License Agreement for Bevacizumab/Avastin Biosimilar, both entered into by the Parties of even date herewith, to specify the rights and obligations of the Parties with respect to the transition to Samsung of the Commercialization of the Compounds and Products in the Territory for Bevacizumab/Avastin Biosimilar.

(iv) The Parties have agreed that Merck shall be entitled to assign to its Affiliate, Organon & Co. (“Organon”) or Organon’s designated Affiliate, and that Organon or Organon’s designated Affiliate shall be entitled to assume, Merck’s rights and obligations under the DCA.

[* * *]=[CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.]

NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

I. DEFINITIONS

The Parties agree that capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed thereto in the DCA.

II. AMENDMENT

2.1	Section 1.42 is hereby amended to read in its entirety as follows:

“Region” shall mean each of (i) the European Union, as a whole, (ii) the USA and its territories and possessions, as a whole, and (iii) the remainder of the Territory excluding the European Union and the USA and its territories and possessions (collectively, the “ROW Region”). However, for Bevacizumab/Avastin Biosimilar only, “Region” shall mean United Kingdom, France, Italy, Germany and Spain, as a whole, (ii) the USA (including its territories and possessions), (iii) Canada, and (iv) the respective territories and possessions of United Kingdom, France, Italy, Germany, Spain and Canada that are set forth on Schedule 1.56D.

2.2	Section 1.56 is hereby amended to read in its entirety as follows:

“Territory” shall mean the following:

1.56.1

With respect to (i) Cetuximab/Erbitux Biosimilar and (ii) Trastuzumab/Herceptin Biosimilar, all of the countries in the world, and their territories and possessions, excluding, however, the Republic of Korea and Greater China;

1.56.2

With respect to (i) Adalimumab/Humira Biosimilar and (ii) Infliximab/Remicade Biosimilar, all of the countries in the world, and their territories and possessions, excluding, however, the Republic of Korea, and Greater China, and the countries, territories and possessions set forth on Schedule 1.56A; provided that the countries, territories and possessions set forth on Schedule 1.56B shall be part of the Territory with respect to Adalimumab/Humira Biosimilar and Infliximab/Remicade Biosimilar commencing on July 1, 2014; and

1.56.3

With respect to Etanercept/Enbrel Biosimilar, all of the countries in the world, and their territories and possessions, excluding, however, the Republic of Korea, and Greater China, and the countries, territories and possessions set forth on Schedule 1.56C.

1.56.4	With respect to Bevacizumab/Avastin Biosimilar, the countries, territories and possessions set forth on Schedule 1.56D.

2.3	The first sentence of Section 3.4 is hereby amended to read in its entirety as follows:

Joint Steering Committee. As soon as reasonably practicable following the Effective Date, the Parties shall establish a committee to facilitate communications between the Parties and oversee and review the Development, Manufacturing and Commercialization of Compounds and Products in the Territory, as follows:

2.4	The first sentence of Section 3.7 is hereby amended to read in its entirety as follows:

Trademarks. The Trademarks under which the Products are Commercialized in the Territory shall be created, developed, selected and approved by Merck.

2.5

Section 3.6 of the DCA, as previously amended in Amendment No. 5 to the DCA (dated October 15, 2018) is hereby further amended by renumbering the original language as 3.6(A), and replacing the language added pursuant to Amendment No. 5, as follows:

(1) Except as otherwise set forth in this Section 3.6(B) or otherwise prohibited by applicable law, within the Territory for the duration of the DCA, (a) Samsung (i) shall, and shall cause its Affiliates, licensees, Sublicensees and distributors to, Commercialize the Product only outside the Territory, and (ii) shall not knowingly, and shall not knowingly permit its Affiliates, licensees, Sublicensees or distributors to, distribute, market, promote, offer for sale or sell the Product directly or indirectly (A) to any person inside the Territory (other than Merck) or (B) to any person outside the Territory that is reasonably likely to directly or indirectly distribute, market, promote, offer for sale or sell the Product inside the Territory or, in each case ((A)-(B)), assist (directly or indirectly) another person to do so; (b) if Samsung or any of its Affiliates receives, or becomes aware of receipt by a licensee, Sublicensee or distributor of, any orders for the Product for inside the Territory, such person shall refer such orders to Merck; and (c) Samsung shall use Commercially Reasonable Efforts to cause its Affiliates, licensees, Sublicensees and distributors to notify Samsung of any receipt of any orders for the Product for inside the Territory.

(2) Except as otherwise set forth in this Section 3.6 or otherwise prohibited by applicable law, within the Territory for the duration of the DCA, (a) Merck (i) shall, and shall cause its Affiliates, licensees, Sublicensees and distributors to, Commercialize the Product only in the Territory, and (ii) shall not knowingly, and shall not knowingly permit its Affiliates, licensees, Sublicensees or distributors to, distribute, market, promote, offer for sale or sell the Product directly or indirectly (A) to any person outside the Territory or (B) to any person inside the Territory that is reasonably likely to directly or indirectly distribute, market, promote, offer for sale or sell the Product outside the Territory or, in each case ((A)-(B)), assist (directly or indirectly) another person to do so; (b) if Merck or any of its Affiliates receives, or becomes aware of receipt by a licensee, Sublicensee or distributor of, any orders for the Product for outside the Territory, such person shall refer such orders to Samsung; and (c) Merck shall use Commercially Reasonable Efforts to cause its Affiliates, licensees, Sublicensees and distributors to notify Samsung of any receipt of any orders for the Product for inside the Territory.

(3) Notwithstanding the provisions of Sections 3.6(B)(1) and (2), the provisions of Sections 3.6(B)(1)(a)(ii) and (b) and 3.6(B)(2)(a)(ii) and (b) shall not apply to [* * *] country that is, with respect to Merck, outside the Territory, and with respect to Samsung, within the Territory

2.6	Section 6.6.2 is hereby amended by renumbering the existing provision as subsection (a), and adding the following subsection (b):

(1) Notwithstanding the foregoing, if the Anticipated Supply Shortfall is for the Bevacizumab/Avastin Biosimilar Product, and Merck wants Samsung to supply amounts of Binding Forecasts that exceed the pro rata amount that Merck has rights to under this Section 6.6.2(a) (“Additional Volumes”):

(i) Merck shall justify its need in writing for the Additional Volumes in detail (including information on demand/sales forecasts (including assumptions for such forecasts)) to the reasonable satisfaction of Samsung;

(ii) To the extent it is reasonably established that Merck will be not be able to meet customer demands due to the Anticipated Supply Shortfall (“Actual Shortage”), Samsung will use Commercially Reasonable Efforts to meet Merck’s request for Additional Volumes to avoid Merck facing an Actual Shortage;

(iii) If Merck is not able to exhaust the Additional Volumes of Bevacizumab/Avastin Biosimilar Products provided pursuant to this Section 6.6.2(b)(1) because such Additional Volumes are not sold, or are returned, due to its expiry dating, Merck will compensate Samsung at [* * *] of the Target Supply Price value for the units discarded. Compensation will be outside of the Quarterly True Up mechanism and be in the form of a sales adjustment against prior supply purchases.

(2) During the [* * *] period after the Amendment Effective Date, Samsung shall not, and shall assure that no Affiliate, licensee, Sublicensee or distributor shall submit a bid for any tender offer or accept any order from a Third Party for Bulk Drug Substance or any primary or secondary presentation of Bevacizumab/Avastin Biosimilar Product that, if such tender offer or order were fulfilled, would reasonably be anticipated to prevent Samsung from fulfilling the full amount of any Binding Forecast for Bulk Drug Substance, Binding Forecast for Primary-Packaged Presentations or Binding Forecast for Secondary-Packaged Presentations, to the extent that such Binding Forecast has been submitted previously by Merck pursuant to Section 6.3. In the event that Samsung or any Affiliate, licensee, Sublicensee or distributor of Samsung submits such a bid or accepts such an order from a Third Party during the [* * *] after the Amendment Effective Date, and as a result an Anticipated Supply Shortfall occurs, Samsung shall nevertheless fulfill Merck’s

[* * *]=[CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.]

Binding Forecasts that would otherwise be affected by such Anticipated Supply Shortfall notwithstanding the allocation provisions set forth in Section 6.6.2(a). In the event that Samsung fails to comply with the provisions of this Section 6.6.2(b), the associated sales of Bevacizumab/Avastin Biosimilar Product by Samsung or Samsung’s Affiliate, licensee, Sublicensee or distributor that resulted in any Actual Shortage in fulfilling any Merck’s Binding Forecast shall be treated as a sale of Bevacizumab/Avastin Biosimilar Product in the Territory, and Samsung’s profit derived from such sale shall be taken into account for the purpose of calculating “Samsung Profit” and “Profit Differential” under the formula set forth in Schedule 1.54. Merck shall bear the burden of proof in establishing any Actual Shortfall. Notwithstanding anything to the contrary contained in this Agreement, the remedies set forth in this Section 6.6.2(b)(2) shall be the sole and exclusive remedies for the failure to comply with the provisions of this Section 6.6.2(b).

III. RELEASES; ASSIGNMENT; ADDITIONAL OBLIGATIONS

3.1

Samsung, on behalf of itself and its Affiliates, its successors and assigns, fully and forever irrevocably and unconditionally releases, acquits, and discharges Merck, and its Affiliates, predecessors, successors, and assigns, from all past, present and future Claims (including Termination Claims) arising out of Merck’s performance or lack of performance of its rights and/or obligations under the DCA solely to the extent the Claims arise out of both (i) events or conduct occurring prior to the Amendment Effective Date and (ii) facts and circumstances (A) existing as of the Amendment Effective Date and (B) known to Samsung or its Affiliates as of the Amendment Effective Date. For clarity, Claims arising out of events or conduct occurring after the Amendment Effective Date, even if such events or conduct are the same, similar or otherwise of like character and substance as events and conduct occurring prior to the Amendment Effective Date and released hereunder, are not released under this Section 3.1. For further clarity, the Parties stipulate that no events or conduct occurring prior to the Amendment Effective Date and known to the releasing Party shall be used as supportive or relevant evidence in connection with any Claims arising out of events or conduct occurring subsequent to the Amendment Effective Date, including any claims that a Party has breached or failed to perform in any way its duties or obligations under the DCA.

3.2

Merck, on behalf of itself and its Affiliates, its successors and assigns, fully and forever irrevocably and unconditionally releases, acquits, and discharges Samsung, and its Affiliates, predecessors, successors, and assigns, from all past, present and future Claims (including Termination Claims) arising out of Samsung’s performance or lack of performance of its rights and/or obligations under the DCA solely to the extent the Claims arise out of both (i) events or conduct occurring prior to the Amendment Effective Date and (ii) facts and circumstances (A) existing as of the Amendment Effective Date and (B) known to Merck or its Affiliates as of the Amendment Effective Date, except that this release shall also apply to Claims that arise out of facts and circumstances unknown to Merck or its Affiliates as of the Amendment Effective Date to the extent they arise out of Samsung’s exercise of its purported right of termination under Section 9.3 and 10.4 of the DCA with respect to Bevacizumab/Avastin Biosimilar as stated in the Samsung Termination Letters, including Samsung’s and its Affiliates’ acts and omissions in reliance on the purported effectiveness of such purported termination, but only to the extent such Claims would not exist, provide a cause of action, or otherwise create any liability for Samsung under the DCA if Samsung’s purported termination of the DCA with respect to Bevacizumab/Avastin Biosimilar in the USA Region and the European Union Region pursuant to the Samsung Termination Letters was deemed effective. For clarity, and notwithstanding anything to the contrary in this Agreement, this means that if provisions of the DCA impose duties on Samsung even after an effective termination of the DCA (e.g., provisions pertaining to the nondisclosure of confidential information), Merck retains its rights and remedies as to any prior breaches, if any, that are unknown to Merck as of execution of this Agreement. For further clarity, Claims arising out of events or conduct occurring after the Amendment Effective Date, even if such events or conduct are the same, similar or otherwise of like character and substance as events and conduct occurring prior to the Amendment Effective Date and released hereunder, are not released under this Section 3.2. For further clarity, the Parties stipulate that no events or conduct occurring prior to the Amendment Effective Date and known to the releasing Party shall be used as supportive or relevant evidence in connection with any Claims arising out of events or conduct occurring subsequent to the Amendment Effective Date, including any claims that a Party has breached or failed to perform in any way its duties or obligations under the DCA.

Each Party and its Affiliates, successors and assigns, understand and accept the risk that they may have substantial claims that are presently unknown, and they nevertheless release all such claims within the scope of the foregoing releases in Sections 3.1 and 3.2 (for clarity, they do not release unknown claims under Sections 3.1 and 3.2 if the release is expressly limited to known facts, circumstances, or breaches of the DCA). Specifically, each Party, on behalf of itself and its Affiliates, successors and assigns, hereby expressly waives any rights they may have under California Civil Code Section 1542 (or any other law of similar effect in any jurisdiction), in connection with the claims released in Sections 3.1 and 3.2 (unless the release is specifically limited to claims based on known facts, circumstances, or breaches of the DCA), which provides that:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

3.3

The releases set forth in paragraphs 3.1 and 3.2 hereof are full and final releases by which each Party, on behalf of itself and its Affiliates, successors and assigns, waives all rights and benefits they may have had in the past, now have or in the future may have in connection with the claims released in paragraphs 3.1 and 3.2.

3.4	Without limitation of the releases set forth above:

(a) Samsung hereby acknowledges that the initial Binding Forecasts that have been submitted by Merck for Bevacizumab/Avastin Biosimilar on April 10, 2020 were submitted in a timely fashion. The Parties agree that in the event of an inability to supply with respect to such Binding Forecasts, Merck’s sole and exclusive remedy shall be the remedies set forth in Section 6.6 of the Agreement (as amended by this Amendment);

(b) The Parties each agree that costs incurred during the period prior to the Amendment Effective Date that would otherwise be “Merck Costs” or “Samsung Costs” but for Samsung’s notice of purported termination of the DCA with regard to Bevacizumab/Avastin Biosimilar in the USA Region and the European Union Region shall be treated as “Merck Costs” or “Samsung Costs”, as applicable the purpose of calculating “Profit Differential” under the formula set forth in Schedule 1.54.

3.5	Definitions. For the purpose of this Article III, the following terms have the following meanings:

“Claims” means claims, counterclaims, answers, cross-claims and any judicial, administrative or other proceeding of any kind in any jurisdiction, as well as any and all actions, causes of action, costs, damages, debts, demands, expenses, liabilities, losses, obligations, proceedings, and suits of every kind and nature, liquidated or unliquidated, fixed or contingent, in law, equity, or otherwise, whether asserted or unasserted, whether presently known or unknown, whether anticipated or unanticipated, and whether direct or derivative.

“Samsung Termination Letters” means Samsung’s January 7, 2020 letter informing Merck of its position that it intended to terminate the DCA with respect to Bevacizumab/Avastin Biosimilar in the USA Region and the European Union Region, as well as Samsung’s January 31, 2020 letter asserting that it had effected such termination.

“Termination Claims” means any right or potential right, basis or potential basis, or claim or potential claim of a Party, pursuant to the terms and conditions of the DCA, whether presently known or unknown, whether anticipated or unanticipated, and whether direct or derivative, to terminate the DCA, in whole or in part, for any reason arising out of any facts or circumstances existing as of the Amendment Effective Date, including, for clarity, such claims made by Samsung in the Samsung Termination Letters.

3.6

Merck has advised Samsung regarding its intended transaction under which Merck’s biosimilars business will be transferred to an Affiliate of Organon & Co., which will ultimately be an independent and separate entity from Merck (the “Organon Transaction”). In connection with the Organon Transaction and in accordance with the DCA, (i) Merck hereby assigns all of its rights and obligations pursuant to the DCA to Organon LLC, a Delaware company which, upon completion of the Organon Transaction, will become a wholly-owned subsidiary of Organon & Co; (ii) Organon LLC hereby (1) assumes all of Merck’s rights and obligations pursuant to the DCA, and (2) agrees to perform and comply with all obligations of Merck under, and to be bound by the terms and conditions of the DCA as if Organon LLC were Merck; and (iii) subsequent to the consummation of the Organon Transaction, Merck and its Affiliates (as an entity separate from Organon & Co. and its Affiliates) shall have no further rights or obligations under the DCA (together with (i) and (ii), the “Organon Assignment and Assumption”). Such Organon Assignment and Assumption shall be effective upon the earlier of the following dates (the “Transfer Date”):

(a) the date that Organon LLC is established as a functioning subsidiary of Merck; or (ii) the date of completion of the Organon Transaction. Merck shall notify Samsung in writing promptly after the Transfer Date of the effectiveness of the Organon Assignment and Assumption, along with updated contact information pursuant to Section 11.5 of the DCA. Upon completion of the Organon Transaction, Merck shall have no further obligations to Samsung under the DCA other than its obligation to guarantee all monetary obligations under or arising out of the DCA of an Affiliate that becomes an assignee (the “Assignor Affiliate Guarantee”), and Samsung shall look solely to Organon LLC for any such obligations other than the Assignor Affiliate Guarantee.

Samsung hereby irrevocably consents to the Organon Assignment and Assumption, and further irrevocably waives any claim against Merck or Organon LLC (or their respective Affiliates) that it may have resulting from such Organon Assignment and Assumption other than in connection with the Assignor Affiliate Guarantee, including but not limited to any claim that it may have pursuant to Section 11.2.2 of the DCA other than in connection with the Assignor Guarantee.

In the event the Organon Transaction is terminated by Merck for any reason, the terms of this paragraph 3.6 shall be null and void and of no further effect.

3.7

(a) Beginning on the Amendment Effective Date and continuing until completion of the Organon Transaction, Samsung and Merck shall meet approximately once per month to discuss the transition of the biosimilars business to Organon LLC and in order for Merck to share with Samsung its existing plans for such transition.

(b) Promptly upon completion of the Organon Transaction, Samsung and Organon LLC shall enter into good faith negotiations regarding the potential for further amendments to the DCA for the purpose of improving operational efficiency and ensuring smoother collaboration between the Parties. In the event that the Organon Transaction is terminated, the negotiations contemplated in the first sentence of this Section 3.7(b) shall commence between Samsung and Merck within one (1) month after Merck makes the final determination that the Organon Transaction has been terminated.

3.8

Samsung and Merck shall meet (i) no later than December 15 prior to the end of each Calendar Year to review and discuss sales forecasts and the number of employees utilized in each country for each Product for the following year; (ii) periodically at least once per Calendar Quarter (with the intent to meet more frequently if practical) to review and discuss (a) sales plans as compared to actual sales, (b) plans regarding tender opportunities and related contract submissions for each country for each Product as compared to results, and (c) reasons for any differences between such plans and actual sales and results.

IV. MISCELLANEOUS

4.1

In the event a Party is required to file a copy of this Amendment No. 7 with a Regulatory Authority or any other governmental authority or agency, (i) such Party shall redact commercially sensitive information from such copy to the extent permitted under applicable law and (ii) such Party shall provide the other Party with an advance draft of the redacted form of this Amendment No. 7 that the disclosing Party proposes to file, with not less than ten (10) Business Days for review, and shall incorporate the non-disclosing Party’s comments to the extent additional or other redactions requested by the non-disclosing Party are permitted, and may reasonably be afforded confidential treatment, under applicable law and such authority or agency’s then-current practice.

4.2	Sections 11.4, 11.5, 11.6, 11.7, 11.9, and 11.11 through 11.17 of the Agreement shall apply to this Amendment No. 7, mutatis mutandis.

4.3

The Agreement, as amended by this Amendment No. 7, together with the Schedules to the Agreement and any other agreements executed by authorized representatives of the Parties that make reference to the Agreement, contains the entire understanding of the Parties with respect to the Compounds and Products. Any other express or implied agreements, understandings, negotiations, writings and commitments, either oral or written, with respect to the subject matter of the Agreement are superseded by the terms of the Agreement as amended by this Amendment No. 7.

IN WITNESS WHEREOF, the Parties, intending to be legally bound, have caused this Amendment No. 7 to be executed by their duly authorized representatives as of the Amendment Effective Date.

MERCK SHARP & DOHME CORP.		SAMSUNG BIOEPIS CO., LTD.

By:	/s/ Michael T. Nally	By:	/s/ Christopher Hansung Ko
Name:	Michael T. Nally	Name:	Christopher Hansung Ko
Title:	Chief Marketing Officer	Title:	Chief Executive Officer

Date:	May 15, 2020	Date:	May 15, 2020

With regard to paragraphs 3.6 and 3.7:

ORGANON LLC

By:	/s/ Jon Filderman
Name:	Jon Filderman
Title:	Vice President

Date:	May 15, 2020

SCHEDULE 1.56D

[* * *]

[* * *]=[CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.]